Exhibit (a)(1)(I)
Vector Capital Satisfies Hart-Scott-Rodino Requirements for SafeNet Acquisition
Reminds SafeNet Shareholders of Tender Offer Expiration
BALTIMORE—April 03, 2007—Vector Capital today announced that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) has expired for Vector’s approximately $634 million acquisition of SafeNet, Inc. (NASDAQ: SFNT). The expiration of the waiting period under the HSR Act satisfies the condition to the tender offer related to HSR Act approval.
In addition, Vector reminds all shareholders of SafeNet that its $28.75 per share offer to acquire all of the outstanding shares of SafeNet common stock is set to expire at midnight EDT (9 p.m. PDT) on Friday, April 6, 2007, unless extended. Vector urges all SafeNet shareholders to be sure to tender early, as many institutions may be closed on April 6, in observance of the religious holiday.
SafeNet’s Board of Directors unanimously recommends and encourages stockholders to tender their shares immediately. The cash tender offer for $28.75 per share represents a premium of 57% over its closing stock price on October 2, 2006, the last date before the Company commenced intensive efforts to explore its strategic alternatives.
The tender offer is conditioned upon, among other things, approximately 78% of SafeNet’s shares being tendered in the offer based on the current shares and options outstanding.
Shareholders who require assistance tendering their shares should immediately contact the following:
Innisfre M&A Incorporated: (888) 750-5834 or MacKenzie Partners: (800) 322-2885
About SafeNet, Inc.
SafeNet is a global leader in information security. Founded more than 20 years ago, the company provides complete security utilizing its encryption technologies to protect communications, intellectual property and digital identities, and offers a full spectrum of products including hardware, software, and chips. UBS, Nokia, Fujitsu, Hitachi, Bank of America, Adobe, Cisco Systems, Microsoft, Samsung, Texas Instruments, the U.S. Departments of Defense and Homeland Security, the U.S. Internal Revenue Service and scores of other customers entrust their security needs to SafeNet. For more information, visit www.safenet-inc.com.
About Vector Capital
Vector Capital is a leading private equity firm specializing in buyouts, spinouts and recapitalizations of established technology businesses. Vector identifies and pursues these complex investments in both the private and public markets. Vector actively partners with management teams to devise and execute new financial and business strategies that materially improve the competitive standing of these businesses and enhance their value for employees, customers and shareholders. Among Vector’s notable investments are Savi Technology, LANDesk Software, Corel Corporation (Nasdaq: CREL), Register.com, and Watchguard Technologies. For more information, visit www.vectorcapital.com.
Forward Looking Statements. Statements made in this release, our website and in our other public filings and releases, which are not historical facts contain “forward-looking” statements (as defined in the Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties and are subject to change at any time. These forward-looking statements may include, but are not limited to, statements containing words such as “anticipate,” “contemplate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “may,” “target,” “look forward to” and similar expressions. Factors that could cause actual results to differ materially include, but are not limited to, the following: costs, litigation, an economic downturn or changes in the laws affecting our business in those markets in which we operate, other economic, business, competitive, and/or regulatory factors affecting our business including those set forth in our public filings, costs related to the proposed merger and tender offer, the risk of failing to obtain any required stockholder approvals or meet minimum tendering conditions or other conditions, the risk that the transaction will not close or that such closing will be delayed, and the risk that our business will suffer due to uncertainty. There can be no assurance that the tender offer and second-step merger or any other transaction will be consummated, or if consummated, that it will increase shareholder value. The forward-looking statements involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond our control. We caution investors that any forward-looking statements made by us are not guarantees of future performance or events. We disclaim any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments, except to the extent required by law.
Additional Information and Where to Find It. In connection with the tender offer, SafeNet has filed a solicitation/recommendation statement on Schedule 14D-9, and amendments thereto, with the Securities and Exchange Commission (the “SEC”). In connection with the proposed merger, SafeNet expects to file a proxy statement with the SEC, if required by law. Investors and security holders are strongly advised to read these documents (when they become available in the case of those not yet available) because they contain (or will contain) important information about the tender offer and the proposed merger. Free copies of materials filed by SafeNet will be available at the SEC’s web site at www.sec.gov, or at the SafeNet web site at www.safenet-inc.com or www.safenetinvestor.com and will also be available, without charge, by directing requests to SafeNet, Investor Relations: Gregg Lampf, 4690 Millennium Drive Belcamp, Maryland 21017, 443-327-1532. SafeNet and its directors, executive officers and other members of its management and employees may be deemed participants in the solicitation of tenders or proxies from its shareholders. Information concerning the interests of SafeNet’s participants in the solicitation is set forth in SafeNet’s proxy statements and other public filings with the SEC, and will be set forth in proxy statements relating to any merger, if one is required to be filed, and in the solicitation/recommendation statements on Schedule 14D-9 when they become available.
This document is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of SafeNet’s common stock will only be made pursuant to an offer to purchase and related materials that Stealth Acquisition Corp. has filed with the Securities and Exchange Commission. SafeNet stockholders should read these materials carefully prior to making any decisions with respect to the offer because they contain important information, including the terms and conditions of the offer. SafeNet stockholders may obtain the offer to purchase and related materials with respect to the offer free of charge at the SEC’s website at www.sec.gov, from the information agent named in the tender offer materials or from Stealth Acquisition Corp.
CONTACT:
SafeNet
Public Relations:
Donna St. Germain, 443-327-1474
dstgermain@safenet-inc.com
or
Investor Relations:
Gregg Lampf, 443-327-1532
glampf@safenet-inc.com
www.safenet-inc.com
or
Vector
David Fishman, 415-293-5060
dfishman@vectorcapital.com
www.vectorcapital.com